Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR:  FALCONBRIDGE LIMITED

TSX SYMBOL:  FL

March 9, 2005

Falconbridge and Noranda Agree to Combine

TORONTO, ONTARIO--(CCNMatthews - March 9, 2005) - Falconbridge Limited
(TSX:FL) -

A conference call to discuss the proposed merger will be held today, Wednesday, March 9, 2005 at 8:30 a.m. EST. To participate, dial (416) 641-6449 for local and overseas and 1-888-740-1975 toll-free in North America. To participate in the live broadcast on the internet, sign on to www.falconbridge.com.

Falconbridge Limited ("Falconbridge") (TSX:FL) today announced that it has entered into an agreement to combine (the "Merger") with its major shareholder, Noranda Inc. (TSX:NRD, NYSE:NRD) ("Noranda"). After the Merger, Noranda will be renamed NorandaFalconbridge. The Merger will create one of North America's largest base-metals companies.

The Merger will be completed by way of a share exchange take-over bid under which Falconbridge common shareholders (other than Noranda) will be offered
1.77 Noranda common shares for each Falconbridge common share (the
"Offer").

Highlights

- The Boards of Noranda and Falconbridge have unanimously agreed to combine the two companies by way of a share exchange.

- Each Falconbridge shareholder will receive 1.77 Noranda shares for each Falconbridge share, which represents a 15% premium to the 20-day average share price.

- Prior to the Merger, Noranda will repurchase approximately 63.4 million of its common shares in exchange for three series of junior preferred shares with an aggregate stated value of US$1.25 billion (the "Issuer Bid").

- Brascan, the owner of approximately 41% of Noranda common shares, has indicated that it will tender its common shares to the Issuer Bid. On completion of the Merger and Issuer Bid, Brascan's ownership position will decline to between 16% and 26% of the new entity.

- The merger of the companies by way of a share exchange will allow Falconbridge shareholders to continue to participate in the new entity. Falconbridge shareholders, other than Noranda, currently own approximately 41% of Falconbridge. After completion of the two transactions, they will own approximately 36% of the combined company.

- The transaction simplifies the ownership structure and Falconbridge shareholders will benefit from an increase in the new company's public float and share liquidity.

- The increased size, diversification and financial capability of the new combined company will facilitate future growth.

- The larger market capitalization and simplified corporate ownership structure is expected to attract a greater institutional investor base for the combined company.

Noranda currently owns approximately 59% of the outstanding Falconbridge common shares.

Commentary by Falconbridge CEO

"The proposed merger is an excellent opportunity for Falconbridge and its shareholders to improve the value of the Company and how it is reflected in the capital markets," said Aaron Regent, President and Chief Executive Officer. "This transaction addresses and eliminates a number of structural issues that have affected our share price performance. In addition, the large production base of the new company, combined with an attractive pipeline of new projects, results in a well-positioned base-metals company which will be a major beneficiary of the strong industry outlook and continued high metal prices."

"NorandaFalconbridge's investment profile will be significantly improved, which positions the company to be a major beneficiary of the continued increase in investor interest in the mining sector," Regent added.

Special Committee Recommendation

A special committee of the independent directors of Falconbridge (the "Special Committee") has:

- reviewed the proposed terms of the Merger;

- received a formal valuation of the Falconbridge common shares and the consideration offered under the Merger from TD Securities Inc. ("TD Securities"), independent financial advisor to the Special Committee;

- received the opinion of TD Securities that the consideration payable under the Merger is fair, from a financial point of view, to Falconbridge shareholders other than Noranda; and

- unanimously concluded that the Merger is fair to minority Falconbridge shareholders and recommended that the Board of Directors of Falconbridge approve the Merger.

After receiving the Special Committee's recommendation and the formal valuation and fairness opinion of TD Securities, the members of the Board of Directors of Falconbridge (who are not related to Noranda or Brascan) voted unanimously to approve the Merger and recommend that Falconbridge common shareholders tender their shares to Noranda's share exchange offer.

Noranda and Falconbridge Merger

If the Merger is completed:

- each Falconbridge common shareholder (other than Noranda) will own 1.77 NorandaFalconbridge common shares for each Falconbridge common share held prior to the Merger; and

- each Noranda common shareholder, after the Issuer Bid, will continue to own one common share of NorandaFalconbridge for each common share of Noranda held prior to the Merger.

Completion of the Merger will be subject to:

- completion of the Issuer Bid;

- a majority of the minority Falconbridge shareholders tendering to the Noranda Offer; and

- other customary conditions, including the absence of any material adverse change in respect of Falconbridge and the absence of any material disruption in the financial markets.

Noranda expects to mail a share exchange take-over bid circular to all Falconbridge shareholders shortly. Falconbridge's directors' circular (including the recommendation of the Falconbridge Board of Directors that Falconbridge shareholders tender their shares to the Noranda Offer and a copy of TD Securities' valuation and fairness opinion) will be mailed to Falconbridge shareholders with Noranda's take-over bid circular.

Noranda currently anticipates that the Issuer Bid will be completed on or about April 27, 2005 and that the Offer will expire on or about May 4, 2005.

Among the factors taken into account by the Falconbridge Special Committee and Board of Directors in arriving at their decision to recommend that Falconbridge shareholders tender to Noranda's offer were:

- Continued ownership in the combined company - Falconbridge shareholders will own approximately 36% of the Merged company, compared with an approximate 41% ownership in Falconbridge today;

- Premium paid to shareholders - The Merger represents a 15% premium over the average price of Falconbridge shares for the 20-day trading period ending on March 7, 2005;

- Fairness opinion - The opinion of TD Securities Inc. that the consideration offered under the Merger is fair, from a financial point of view, to the shareholders of Falconbridge other than Noranda;

- Valuation - The formal valuation prepared by TD Securities that concluded that the value of the consideration offered under the Merger is in the range of the fair market value of the Falconbridge common shares as determined by TD Securities;

- Financial strength of merged companies - NorandaFalconbridge will be a financially and operationally strong company with the ability to compete globally in the copper and nickel businesses;

- Absence of competing offers - Because Noranda owns 59% of Falconbridge and has indicated to Falconbridge that it does not intend to sell its Falconbridge shares, the prospect of an offer for the Falconbridge common shares from a third party is remote;

- Improvement in trading liquidity - The merger should result in increased trading liquidity for Falconbridge shareholders due to NorandaFalconbridge's larger market capitalization and greater institutional investor following.

Issuer Bid

Noranda also announced today a share exchange Issuer Bid pursuant to which Noranda is offering to purchase up to 63.4 million common shares from Noranda's current shareholders in exchange for three series of junior preferred shares of Noranda with an aggregate stated capital of US$1.25 billion.

Under the Issuer Bid, Noranda shareholders tendering to the Issuer Bid will be invited to exchange up to 63.4 million common shares for three series of junior preferred shares with an aggregate stated capital of US$1.25 billion. The attributes of the preferred shares are more fully described in "Schedule A". Brascan has agreed to deposit its common shares of Noranda to the Issuer Bid, subject to its right to withdraw such shares in certain circumstances.

A balance sheet and income statement of NorandaFalconbridge pro forma the completion of the Issuer Bid and the Merger is outlined in "Schedule B".

Conference Call and Webcast

A conference call to discuss the proposed merger will be held today, Wednesday, March 9, 2005 at 8:30 a.m. EST. To participate, dial (416) 641-6449 for local and overseas and 1-888-740-1975 toll-free in North America. To participate in the live broadcast on the internet, sign on to www.falconbridge.com.

Falconbridge Limited is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. It is also one of the world's largest recyclers and processors of metal-bearing materials. The company's common shares are listed on the Toronto Stock Exchange under the symbol FL. Falconbridge is owned by Noranda Inc. of Toronto (58.8%) and by other investors (41.2%). The company's website can be found at www.falconbridge.com.

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and The Toronto Stock Exchange (NRD). The company's website can be found at www.noranda.com.

Investor Information

This communication is being made in respect of the proposed combination (the "Merger") involving Noranda Inc. and Falconbridge Limited. The proposed Merger will be completed by way of a share exchange take-over bid under which Falconbridge common shareholders (other than Noranda) will be offered 1.77 Noranda common shares for each Falconbridge common share. In connection with the proposed Merger, Noranda will prepare and file with the U.S. Securities and Exchange Commission (the "SEC"), if required, a registration statement on Form F-8 containing a share exchange take-over bid circular to be delivered to the shareholders of Falconbridge. Noranda, if required, will be filing other documents regarding the proposed Merger with the SEC.

INVESTORS ARE URGED TO READ CAREFULLY THE OFFER OF SHARE EXCHANGE TAKE-OVER BID CIRCULAR WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain THE documents filed with the SEC free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Noranda may be obtained free of charge by contacting Noranda at 416-982-7111.

Note: This press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies' Annual Reports and 40-F filed with the Securities and Exchange Commission. The companies undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

"Schedule A"

Noranda Inc.

Series 1, 2 and 3 Junior Preference Shares

Issuer:

Noranda Inc. (the "Corporation")

Issue:

20 million Junior Preference Shares, Series 1 (the "Series 1 Shares")

20 million Junior Preference Shares, Series 2 (the "Series 2 Shares")

10 million Junior Preference Shares, Series 3 (the "Series 3 Shares")

the Series 1 Shares, Series 2 Shares and Series 3 Shares, collectively, the "Shares"

Amount:

Series 1 Shares - US$500,000,000

Series 2 Shares - US$500,000,000

Series 3 Shares - US$250,000,000

Price:

US$25 per Share

Additional Series:

As long as any of the Shares are outstanding, the Corporation may not issue any additional Preferred Shares, other than Series F shares issuable upon the conversion of Series G shares and Series G shares issuable upon the conversion of Series F shares, without the approval of the holders of the Shares, expressed by resolution of the holders of all such shares voting together.

Dividends:

Series 1 Shares: Holders of the Series 1 Shares will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the Board of Directors of the Corporation, in an amount equal to US$1.50 per share per annum, payable quarterly on the last day of March, June, September and December of each year.

Series 2 Shares: Until June 30, 2010, holders of the Series 2 Shares will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the Board of Directors of the Corporation, in an amount equal to US$1.5625 per share per annum, payable quarterly on the last day of March, June, September and December of each year.

From June 30, 2010 until June 30, 2012, holders of Series 2 Shares will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (i) 6.25%; and (ii) a rate equal to 2.05% over the seven year US treasury bond yield, at the commencement of such subsequent fixed rate period.

Series 3 Shares: Until June 30, 2010, holders of the Series 3 Shares will be entitled to receive fixed preferential cumulative cash dividends, if, as and when declared by the Board of Directors of the Corporation, in an amount equal to US$1.625 per share per annum, payable quarterly on the last day of March, June, September and December of each year.

From June 30, 2010 until June 30, 2012 and for each succeeding 2-year (or less, as applicable) subsequent fixed rate period until June 30, 2015, holders of Series 3 Shares will be entitled to fixed preferential cumulative cash dividends at a rate per annum equal to the greater of (i) 6.5%; and (ii) a rate equal to 2.35% over the ten year US treasury bond yield at the commencement of each subsequent fixed rate period.

Extraordinary Dividends: As long as the Shares having an aggregate issue price of at least US$300 million remain outstanding, the Corporation will not at any time, without the approval of the holders of the Shares, pay or set apart for payment any Extraordinary Dividend (as defined below).

"Extraordinary Dividend" means:

(i) any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that is, when taken together with the amount or value of all other dividends declared or paid in the 12 month period preceding the date of declaration of the dividend (the "measurement period") more than 125% of the aggregate amount or value of the dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, during the 12 month period ended on the day prior to the measurement period (or, where there were no dividends paid in the 12 month period ended on the day prior to the measurement period, the period of 12 months ending on the date on which the Corporation last paid a dividend, other than a stock dividend paid wholly in Common Shares, on the Common Shares); or

(ii) any dividend, other than a stock dividend paid wholly in Common Shares, declared or paid on the Common Shares that results in the Noranda Annual Dividend Rate exceeding a 10% compound annual growth rate, measured from and following the Issue Date. For this purpose, the Noranda Annual Dividend Rate is initially the aggregate amount or value of all dividends declared or paid on the Common Shares, other than stock dividends paid wholly in Common Shares, in the 12 month period immediately preceding the Issue Date and thereafter is the aggregate amount or value of all dividends declared or paid in any 12 month period immediately preceding the date of declaration of any other dividend on the Common Shares, together with the dividend then being declared; or

(iii) any other "special" dividend on, or distribution with respect to, the Common Shares which is, by its terms or declared intent, declared and paid outside the normal operations or normal dividend procedures of the Corporation.

Payment Options:

The Corporation will be entitled to satisfy payment of the quarterly dividend payments in:

(iv) cash; and/or

(v) that number of freely tradeable common shares of the Corporation (the "Common Shares") determined by dividing the declared dividend amount by 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange (the "TSX") for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for payment of the dividend

Ranking:

The Shares will rank junior to the preferred shares of the Corporation with respect to priority in the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Articles of amendment to create the Junior Preference Shares as a class will be authorized at the next annual meeting of the Corporation's shareholders. To the extent that the Junior Preference Shares are not created at the meeting, the Corporation will issue series from the existing class of preferred shares which are identical in terms to the Shares (other than as to ranking) and holders of these new preferred shares will be required to enter into a contractual subordination to give effect to this ranking.

Redemption:

Series 1: The Series 3 Shares (i) are redeemable, in cash, by the Corporation at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2008 at $25.25 per share plus all accrued and unpaid dividends and thereafter at $25.00 per share plus all accrued and unpaid dividends, and (ii) must be redeemed by the Corporation on the date that is five years plus one day from the date of issue of the Series 1 Shares at $25.00 per share plus accrued and unpaid dividends thereon (the "Series 1 Final Redemption Date").

Any redemptions of Series 1 Shares prior to June 30, 2009 must be made on a pro rata basis with all other Shares then outstanding.

Series 2: The Series 2 Shares (i) are redeemable, in cash, by the Corporation at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2010 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 29, 2012 at $25.00 per share plus all accrued and unpaid dividends, and (ii) must be redeemed by the Corporation on June 30, 2012 at $25.00 per share plus accrued and unpaid dividends thereon (the "Series 2 Final Redemption Date").

Any redemptions of Series 2 Shares prior to June 30, 2011 must be made on a pro rata basis with all other Shares then outstanding.

Series 3: The Series 3 Shares (i) are redeemable, in cash, by the Corporation at any time on at least 30 and not more than 60 days prior notice, on or before June 30, 2013 at $25.25 per share plus all accrued and unpaid dividends and thereafter until June 29, 2015 at $25.00 per share plus accrued and unpaid dividends, and (ii) must be redeemed by the Corporation on June 30, 2015 at $25.00 per share plus accrued and unpaid dividends thereon (the "Series 3 Final Redemption Date").

Any redemptions of Series 3 Shares prior to June 30, 2012 must be made on a pro rata basis with all other Shares then outstanding.

Application of Net Proceeds: From and including June 30, 2010, so long as any Series 2 Shares or Series 3 Shares are outstanding, the Corporation will apply the net proceeds it realizes from any public equity offering by the Corporation or the sale by the Corporation of any assets exceeding Cdn. $250 million to redeem for cash the then outstanding Series 2 Shares and Series 3 Shares, provided that if any Series 2 Shares or Series 3 Shares are then outstanding, the net proceeds will be applied as nearly as practicable on a pro-rata basis with the then outstanding Series 2 Shares or Series 3 Shares, as applicable.

Conversion into Common Shares by the Corporation on the Final Redemption Date:

On the Series 1 Final Redemption Date, the Series 2 Final Redemption Date and the Series 3 Final Redemption Date, so long as: (i) a Change of Control Event (as defined below) has not occurred (unless the applicable take-over bid or control transaction has been withdrawn, is terminated or expires without any person other than Brascan beneficially owning 30% or more of the voting shares of the Corporation); (ii) an Extraordinary Dividend (as defined below) has not been paid; and (iii) certain other events have not occurred, the Shares are convertible, in whole or in part, at the option of the Corporation, on at least 30 and not more than 60 days prior notice into that number of freely tradable Common Shares determined by dividing the aggregate of $25.00, plus an amount equal to accrued and unpaid dividends up to but excluding the final redemption date, by the greater of $2.00 and 90% of the US dollar equivalent of weighted average trading price of the Common Shares on the TSX for a period of 20 consecutive trading days ending on the fourth day prior to the date (if such date is a trading day) specified for conversion.

"Change of Control Event" means the occurrence of:

(i) the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario)) by the Corporation or a person who beneficially owns 30% or more of the outstanding voting shares of the Corporation of facts indicating that such person has become such;

(ii) the date of the commencement of, or first public announcement of the intent of any person (other than Brascan, the Corporation or any subsidiary of the Corporation) to commence a take-over bid to acquire 30% or more of the voting shares of the Corporation; or

(iii) the date of the commencement of, or first public announcement of the intent of any person other than Brascan to commence, a transaction which would result in any person beneficially owning 30% or more of the voting shares of the Corporation.

Retraction Rights:

Upon the occurrence of a Change of Control Event (unless the applicable take-over bid or control transaction has been withdrawn, is terminated or expires without any person beneficially owning 30% of more of the voting shares of the Corporation), a holder of Shares shall have the right to require the Corporation to redeem all of the holder's then outstanding Shares.

Board Representation:

The Shares will be entitled, voting collectively, to elect two directors to the Board of Directors at each meeting of shareholders of the Corporation at which directors are to be elected.

Forthwith upon the occurrence of a Board Event (as defined below), and for so long as it is continuing, the holders of the Shares will be entitled, voting collectively, to elect three additional directors (for a total of five).

"Board Event" means any one of the following events:

(i) if four quarterly dividends on the Shares are in arrears, whether or not such dividends have been declared and whether or not there are any monies of the Corporation properly applicable to the payment of dividends; or

(ii) if Adjusted Net Worth is less than US$2.5 billion.

"Adjusted Net Worth" means, as at the end of any fiscal quarter, the aggregate of :

(i) the dollar amount of outstanding share capital for all shares ranking junior to the Junior Preference Shares;

(ii) without duplication, any surplus, whether contributed or capital;

(iii) retained earnings; and

(iv) consolidated non-controlling interest;

all as set forth in the Corporation's most recent consolidated balance sheet filed in accordance with applicable securities laws.

Tax on Share Dividends:

The Corporation will elect, in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) (the "Tax Act"), to pay or cause payment of the tax under Part VI.1 of the Tax Act at a rate such that the corporate holders of Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Covenants:

As long as Series 1 Shares, Series 2 Shares and Series 3 Shares having an aggregate issue price of US$300,000,000 are outstanding, the Corporation will not pay an Extraordinary Dividend; or

From and after June 30, 2010, the Corporation will apply the full net proceeds from (i) the issuance of equity securities for cash (other than in certain limited circumstances) or (ii) the sale of any capital assets outside of the ordinary course of business with a sale price exceeding Cdn. $250 million, to the redemption of the Series 1 Shares, Series 2 Shares and Series 3 Shares.

Liquidation, Dissolution or Winding Up:

In the event of liquidation, dissolution or winding up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Shares shall be entitled to payment of an amount equal to the amount paid up on such shares in the case of any liquidation, dissolution, winding up or other distribution which is involuntary, and to payment of an amount equal to the amount paid up thereon plus the premium on redemption applicable at the date thereof, if any, if the same is voluntary, together in all cases with all unpaid dividends accrued thereon (which shall for such purpose be treated as accruing up to the date of distribution), the whole before any amount shall be paid or any assets of the Corporation distributed to the holders of any Common Shares or shares of any other class ranking junior to the Shares but the whole subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the assets of the Corporation upon such distribution in priority to or rateably with the holders of the Shares. Upon payment to the holders of the Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of assets of the Corporation.

/T/

                                "SCHEDULE B"

                  NORANDAFALCONBRIDGE INC.
        INDICATIVE PRO FORMA CONSOLIDATED BALANCE SHEET
                    As at December 31, 2004


(Unaudited -        Noranda            Merge    Buy-Back
  US$ Millions)        Inc.     Falconbridge      Shares     Proforma
                    -------     ------------    --------     --------
ASSETS
Cash and cash
 equivalents            884                -           -          884
Short-term
 investments              -                -                        -
Accounts receivable     931                -                      931
Metals and other
 inventories          1,436                -                    1,436
                    -------     ------------    --------     --------
   Current assets     3,251                -           -        3,251
                    -------     ------------    --------     --------

Operating capital
 assets               4,870            1,441                    6,311
Development projects  1,166              721                    1,887
Investments and other
 assets                 324                -                      324
                    -------     ------------    --------     --------
                      9,611            2,162           -       11,773
                    -------     ------------    --------     --------
LIABILITIES AND
 SHAREHOLDERS' EQUITY
 Accounts and taxes
  payable             1,248                -                    1,248
 Debt due within one
  year                  570                -                      570
                    -------     ------------    --------     --------
  Current liabilities 1,818                -           -        1,818
                    -------     ------------    --------     --------

Long-term debt        2,638                -           -        2,638
Preferred shares          -                -       1,250        1,250
Convertible debentures   89                -           -           89
                    -------     ------------    --------     --------
                      2,727                -       1,250        3,977
                    -------     ------------    --------     --------

Future income taxes     304              648           -          952
Asset retirement
 obligation, pension
 and other provisions   595                -           -          595

Stockholders' interests
Interests of other
 shareholders         1,197          (1,006)           -          191
Convertible
 debentures               -                -           -            -
Capital stock -
 preferred              295                -           -          295
Capital stock - common,
 retained earnings,
 currency translation
 adjustment           2,675            2,520     (1,250)        3,945
                    -------     ------------    --------     --------
                      2,970            2,520     (1,250)        4,240
                    -------     ------------    --------     --------
                      9,611            2,162           -       11,773
                    -------     ------------    --------     --------
                    -------     ------------    --------     --------

The pro forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.



                  NORANDAFALCONBRIDGE INC.
     INDICATIVE PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                Year ended December 31, 2004


(Unaudited -        Noranda            Merge   Additional        2004
  US$ Millions)        Inc.     Falconbridge    Dividends   Pro-forma
                    -------     ------------   ----------   ---------

Revenues              6,978                -            -       6,978
                    -------     ------------   ----------   ---------
                      6,978                -            -       6,978
                    -------     ------------   ----------   ---------
Operating expenses
Cost of operations    2,094                -            -       2,094
Purchases raw
 materials            3,005                -            -       3,005
Depreciation,
 amortization and
 accretion              499               48            -         547
                    -------     ------------   ----------   ---------
Total operating
 expenses             5,598               48            -       5,646
                    -------     ------------   ----------   ---------

                    -------     ------------   ----------   ---------
Income generated by
 operating assets     1,380             (48)            -       1,332
                    -------     ------------   ----------   ---------

Interest expense, net   119                -           78         197
Corporate and general
 adminstration           66                -            -          66
Research, development
 and exploration         47                -            -          47
Minority interest in
 earnings in
 subsidiaries           297            (274)            -          23
                    -------     ------------   ----------   ---------
                        529            (274)           78         333
                    -------     ------------   ----------   ---------
Income before
 undernoted             851              226         (78)         999
                    -------     ------------   ----------   ---------
Tax expense             333             (14)            -         319
Gain net of
 restructuring costs
 and other             (33)                -            -        (33)
                    -------     ------------   ----------   ---------
Net income              551              240         (78)         713
                    -------     ------------   ----------   ---------
                    -------     ------------   ----------   ---------

Basic earnings per
 share             $   1.78                                   $  1.89
Diluted earnings
 per share         $   1.75                                   $  1.85

The pro forma financial statements may not be indicative of results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

/T/

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Falconbridge Limited
(Media) Ian Hamilton
Director, Public Affairs and Communications
(416) 982-7161
ian.hamilton@toronto.norfalc.com

OR

Falconbridge Limited
(Analysts and investors) Dennis Kwong
Director, Business Development
(416) 982-7105
dennis.kwong@toronto.norfalc.com

INDUSTRY:  MNG
SUBJECT:   ERN

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